Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – 2016

INTRODUCTION

This management discussion and analysis ("MD&A") comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") including its subsidiaries, Acasti Pharma Inc. ("Acasti") and Biodroga Inc. ("Biodroga"), for the three-month periods and years ended February 29, 2016 and February 28, 2015. This MD&A should be read in conjunction with our audited consolidated financial statements for the years ended February 29, 2016 and February 28, 2015. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month periods and years ended February 29, 2016 and February 28, 2015 is based on the consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). In accordance with its terms of reference, the Audit Committee of the Corporation's Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on May 25, 2016. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms "we", "us", "our", "Neptune", "enterprise" and "Corporation" refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to "CAD", "USD" and "EUR" refer to Canadian dollars, US dollars, and the Euro, respectively. Information disclosed in this report has been limited to what Management has determined to be "material", on the basis that omitting or misstating such information would influence or change a reasonable investor's decision to purchase, hold or dispose of the Corporation's securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Caution Regarding Non-IFRS Financial Measures
The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before interest, taxes, depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company's financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune's method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

BUSINESS OVERVIEW

Acquisition of Biodroga
On January 7, 2016 the Corporation completed the acquisition of all of the outstanding shares of privately held Biodroga. Biodroga is a leading solution provider of omega-3's and other functional ingredients to branded marketers in the nutraceutical industry in North America. Their customized product offerings primarily include omega-3's, along with other essential nutritional ingredients that are used in specialty formulations. Biodroga develops and distributes these solutions as turnkey finished supplements that are ready for sale, primarily as softgel capsules and liquids.

The business combination is fully in line with the Corporation's strategy to move further up the value chain by further progressing into specialized product development services, such as formulation and blending and positioning the Corporation as a globally recognized partner in the development, manufacturing, and commercialization of innovative, science-based dietary supplements.

management discussion and analysis of the financial situation and operating results

The purchase price was established at $14,700,523, consisting of $7,500,000 paid in cash at closing, an additional cash consideration of $3,750,000 bearing interest and payable over a period of three years and $3,450,523 worth of Neptune common shares issued at closing. The cash portion was financed by a new loan of $7,500,000. Biodroga's financial results are included in the nutraceutical segment since the acquisition.

Production Facility Operations
All viscosity and production concerns at Neptune's Sherbrooke plant are successfully resolved and the effective proven capacity now surpasses the original 150 metric ton annual target. Product specifications and material handling characteristics are fully in-line with both customers and Neptune's expectations. Neptune is increasing its sales efforts to ensure customer demand matches plant output going forward.

Productivity Initiatives Generating Results
Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures. As Neptune drives productivity efficiencies throughout the business, it should result in a strengthening of the financial results going forward. To date, Neptune has identified and implemented initiatives that are expected to generate 75% of the approximately $5.0 million targeted savings, with around 50% already being reflected in the results as of February 29, 2016.

Direct to Consumer (DTC) Initiative Launched in Canada
In October 2015, Neptune launched a DTC initiative in Canada, with the introduction of OCEANO3TM, a new product containing our premier krill oil, NKO®. OCEANO3TM is available exclusively online and is also being offered to our business to business (B2B) customers looking for a turnkey solution. This e-commerce solution is consistent with Neptune's strategy to move up the value chain and get closer to the consumer through value added solutions. It also allows Neptune to effectively open up a window into consumer buying behaviours, without disrupting Neptune's B2B customers.

Human Resources
Neptune, including Acasti and Biodroga, is currently employing 128 employees.

On April 29, 2015, Neptune and Acasti announced the departure of Mr. André Godin as Chief Financial Officer of the Corporation. On August 5, 2015, Neptune and Acasti announced the appointment of Mario Paradis as Chief Financial Officer, starting August 24, 2015.

On August 28, 2015 the parties reached an agreement on the composition of the bargaining unit limited to the production employees (21 employees). Negotiations of the collective agreement with the production employees are currently underway. The management is of the view that the certification will have no impact on Neptune's operations and at its Sherbrooke plant.

Loan Financing
On April 20, 2016, the Corporation announced that it has signed a term loan of approximately $4 million (2.10 million GBP) with Bank and Clients PLC ("B&C") based in the United Kingdom. The 4-year second rank secured term loan bears interest at a rate of 12% per annum and includes a 15-month moratorium on principal repayment following which, the loan will be payable on a monthly basis over a 33-month period. Proceeds from the loan will be used for working capital requirements such as receivables and inventory and to support further growth.

Patents and License Agreements
On December 17, 2013 and April 27, 2014, Neptune had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the Patent Trial and Appeal Board (PTAB) of certain claims from Neptune's '351 patent. In light of the PTAB's decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US.

management discussion and analysis of the financial situation and operating results

On March 23, 2015, Neptune announced that the PTAB of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims in Neptune's '351 patent (U.S. Patent: 8,278,351) and triggering royalty payments from Aker and Enzymotec to Neptune.

On April 23, 2015, both Aker and Enzymotec filed a request with the same PTAB for a rehearing. On July 10, 2015, Neptune announced that the PTAB of the USPTO had denied Aker and Enzymotec's (collectively the "Petitioner") request for a rehearing of certain claims in Neptune's '351 patent (U.S. Patent: 8,278,351). Based on their review of Aker and Enzymotec's petition, the PTAB highlighted that the Petitioner has not shown that the PTAB misapprehended or overlooked any matter, thus reconfirming the validity of the specific Neptune claims.

On September 9, 2015, Aker and Enzymotec appealed the PTAB's decision of March 23, 2015. Aker and Enzymotec filed their appeal briefs in February 2016. Neptune's appeal brief will be filed in early June 2016. No trial date has been set.

On May 15, 2015, Neptune filed a Complaint and a request for a preliminary injunction in the United States District Court for the Southern District of New York against Aker Biomarine AS, Aker Biomarine Antarctic USA, Inc. and Aker Biomarine Antarctic AS. Neptune is requesting a judgment against the Defendants declaring, amongst other things, that they must pay ongoing royalties on sales of Krill Oil Based Products made on or after March 23, 2015, and that Aker's attempts at arbitration are ill-founded. On September 15, 2015, Aker filed its Answer and Counterclaim. On October 16, 2015, the Court granted Neptune's preliminary injunction and halted Aker Biomarine's attempts at arbitration. On February 8, 2016, Aker Biomarine appealed the Court's decision and filed its brief. Neptune's response brief was filed on May 9, 2016. No trial date has been set.

Under the terms of the settlement agreement with Enzymotec entered into on April 27, 2014, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune's Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that all claims in Neptune Australian patents are patentable and this re-examination is now completed. On July 28, 2015, Enzymotec filed a second request for re-examination against the same patent, which was rejected in whole by the Australian patent office in early September 2015, confirming again the validity of Neptune's Australian composition patent AU 2002322233. Enzymotec filed a third (rejected) and fourth request (still pending) for re-examination in Australia in September and October. Despite Enzymotec's attempts, royalties are owed to Neptune on sales in Australia since April 27, 2014. No such royalty amount has been recognized in Neptune's financial statements of the three-month period and year ended February 29, 2016. Neptune is working on recovering the royalties owed from Enzymotec.

About Acasti Pharma Inc.
Acasti is now corresponding with the FDA about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide feedback on Acasti's plans and to clarify or answer specific questions that the FDA may have prior to such next steps toward the pivotal Phase III clinical program. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a Phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (> or = 500 mg/dL). In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a New Drug Application ("NDA") to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia.

Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and conduct a pivotal bioavailability bridging study, comparing CaPre® to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase III clinical program. The 505(b)(2) approval pathway has been used by many other companies and Acasti's regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug. In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a NDA submission.

management discussion and analysis of the financial situation and operating results

The finalization and execution of Acasti's comprehensive Capre® development plan and definitive Phase III program, overall costs and timelines are contingent upon FDA review and direction. Acasti has recently received a response from the FDA on the CaPre® clinical development program. With this endorsement Acasti has submitted an amendment to its current IND application to commence a bioavailability bridging study, while continuing to work closely with the FDA to ensure Acasti is aligned with their views on Capre®'s clinical development.

On May 12, 2016, Ms. Jan D'Alvise was appointed President and Chief Executive Officer of Acasti Pharma Inc. effective June 1, 2016.

As planned, Acasti initiated and recently completed subject enrollment for the bioavailability bridging study. Acasti is expecting results of the study before the end of the year which should confirm Acasti's chosen regulatory pathway.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com management discussion and analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods ended February 29, 2016 and February 28, 2015 and years ended February 29, 2016, February 28, 2015 and February 28, 2014. The annual information has been derived from the audited consolidated financial statements for the years ended February 29, 2016, February 28, 2015 and February 28, 2014 and the notes thereto, prepared in accordance with IFRS as issued by IASB. The information for the three-month periods ended February 29, 2016 and February 28, 2015 has been derived from the unaudited internal financial statements for these periods.

(Expressed in thousands of dollars, except per share data)
	Three-month Period Ended February 29,	Three-month Period Ended February 28,	Year Ended February 29,	Year Ended February 28,	Year Ended February 28,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Total revenues	10,030	4,021	22,632	15,070	19,496
Non-IFRS operating loss[1]	(493)	(9,964)	(11,216)	(32,926)	(19,111)
Net loss	(379)	(10,679)	(10,830)	(29,822)	(22,237)
Net income (loss) attributable to
equity holders of the Corporation	615	(9,220)	(7,470)	(27,961)	(16,640)
Basic and diluted income (loss)
per share	0.01	(0.12)	(0.10)	(0.38)	(0.27)

Total assets			106,046	99,055	102,224
Working capital[2]			24,688	40,832	47,553
Non-current financial liabilities			20,342	16,288	20,903
Total equity			66,925	72,858	65,053

Key ratios (% of total revenues):
Gross margin	31%	(126%)	20%	(53%)	13%
Selling, general and administrative
Expenses	38%	92%	62%	157%	164%
Research and development expenses	14%	64%	29%	64%	42%
Non-IFRS operating loss	(5%)	(248%)	(50%)	(218%)	(98%)
[1]	The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation's net loss is presented below.
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS
(Expressed in thousands of dollars)

	Three-month Period Ended February 29,	Three-month Period Ended February 28,	Year Ended February 29,	Year Ended February 28,	Year Ended February 28,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Net loss	(379)	(10,679)	(10,830)	(29,822)	(22,237)
Add (deduct):
Depreciation, amortization
and impairment loss	1,129	599	3,063	1,719	353
Stock-based compensation	355	745	1,640	4,952	12,658
Finance costs	446	334	1,446	871	1,205
Finance income	(112)	(1,644)	(1,426)	(2,351)	(1,375)
Change in fair value of derivative
financial instruments	(105)	681	(2,058)	(8,540)	491
Losses related to plant explosion	-	-	-	-	1,348
Insurance recoveries	-	-	(1,224)	-	(11,554)
Tax credits recoverable	(152)	-	(152)	-	-
Income taxes	(1,928)	-	(1,928)	245	-
Acquisition costs	253	-	253	-	-
Non-IFRS operating loss	(493)	(9,964)	(11,216)	(32,926)	(19,111)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(Expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data are presented below.

	February 29,	November 30,	August 31,	May 31,
	2016	2015	2015	2015
	$	$	$	$
Total Revenues	10,030	5,520	4,378	2,704
Non-IFRS operating loss	(493)	(2,451)	(3,104)	(5,168)
Net loss	(379)	(2,928)	(2,557)	(4,966)
Net income (loss) attributable to equity holders of the Corporation	615	(1,776)	(1,875)	(4,434)
Basic and diluted earnings (loss) per share	0.01	(0.02)	(0.02)	(0.06)

	February 28,	November 30,	August 31,	May 31,
	2015	2014	2014	2014
	$	$	$	$
Total Revenues	4,021	4,735	2,623	3,691
Non-IFRS operating loss	(9,964)	(4,315)	(12,875)	(5,772)
Net income (loss)	(10,679)	74	(14,848)	(4,368)
Net loss attributable to equity holders of the Corporation	(9,220)	(1,333)	(12,725)	(4,683)
Basic and diluted loss per share	(0.12)	(0.02)	(0.17)	(0.06)

management discussion and analysis of the financial situation and operating results

The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. The net loss of the quarter ended November 30, 2015 includes a gain resulting from the change in fair value of the derivative warrant liability of $343 and other income from insurance recoveries of $500. The net loss of the quarter ended August 31, 2015 includes unallocated production overheads due to lower than expected level of production of $441, inventory write-down of $945 and reversal of write-down on inventory of $1,406. The net loss of the quarter ended May 31, 2015 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $1,653 and also includes unallocated production overheads due to lower than expected level of production of $1,733.

The net loss of the quarter ended February 28, 2015 includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material, a bad debt expense of $592 and a loss resulting from the change in fair value of the derivative warrant liability of $681. The net income of the quarter ended November 30, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $5,043. The net loss of the quarter ended August 31, 2014 includes incremental costs due to plant ramp-up of $2,658, inventory write-down of $2,063, a loss resulting from the change in fair value of the derivative warrant liability of $308 and a bad debt expense of $1,246 related to one significant customer. The net loss of the quarter ended May 31, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $4,485 and also of other income from royalty settlement of $1,634.

SEGMENT DISCLOSURES

The Corporation has two reportable segments, as described below, which are the Corporation's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation's Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation's reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

NeuroBioPharm Inc. developed medical food and pharmaceutical products for neurological diseases. Following the Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm on February 20, 2015, the corporation became a non-operating entity.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit (loss) before income tax, as included in the internal management reports that are reviewed by the Corporation's Chief Operating Decision Maker. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by all parties involved.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:
(Expressed in thousands of dollars)

The following tables show selected financial information by segments:

Three-month period ended February 29, 2016
(Expressed in thousands of dollars)
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	10,032	20	(22)	10,030
Adjusted EBITDA (non-IFRS operating loss)	658	(1,151)	–	(493)
Net income (loss)	963	(1,919)	577	(379)
Total assets	122,968	28,517	(45,439)	106,046
Working capital	14,503	10,185	–	24,688

Adjusted EBITDA (non-IFRS operating loss) calculation
Net income (loss)	963	(1,919)	577	(379)
Add (deduct):
Depreciation, amortization and impairment loss	760	950	(581)	1,129
Finance costs	474	(1)	(27)	446
Finance income	36	(175)	27	(112)
Change in fair value of derivative financial instruments	5	(114)	4	(105)
Stock-based compensation	247	108	–	355
Tax credits recoverable	(152)	–	–	(152)
Income taxes	(1,928)	–	–	(1,928)
Acquisitions costs	253	–	–	253
Adjusted EBITDA (non-IFRS operating loss)	658	(1,151)	–	(493)

Three-month period ended February 28, 2015
(Expressed in thousands of dollars)
	Nutraceutical	Cardiovascular	Neurological	Inter-segment eliminations	Total
	$	$	$	$	$
Total revenues	3,843	178	–	–	4,021
Non-IFRS operating loss	(7,146)	(2,263)	(622)	67	(9,964)
Net loss	(8,398)	(2,311)	(722)	752	(10,679)
Total assets	134,359	37,208	3,378	(75,890)	99,055
Working capital	28,830	18,020	(6,018)	–	40,832

Non-IFRS operating loss calculation
Net loss	(8,398)	(2,311)	(722)	752	(10,679)
Add (deduct):
Depreciation and amortization	596	584	81	(662)	599
Finance costs	333	1	13	(13)	334
Finance income	(259)	(1,398)	–	13	(1,644)
Change in fair value of derivative financial instruments	–	704	–	(23)	681
Share-based compensation	582	157	6	–	745
Non-IFRS operating loss	(7,146)	(2,263)	(622)	67	(9,964)

management discussion and analysis of the financial situation and operating results

Year ended February 29, 2016
(Expressed in thousands of dollars)
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	22,959	37	(364)	22,632
Non-IFRS operating loss	(4,647)	(6,569)	–	(11,216)
Net loss	(6,765)	(6,317)	2,252	(10,830)
Total assets	122,968	28,517	(45,439)	106,046
Working capital	14,503	10,185	–	24,688

Non-IFRS operating loss calculation
Net loss	(6,765)	(6,317)	2,252	(10,830)
Add (deduct):
Depreciation, amortization and impairment loss	2,652	2,734	(2,323)	3,063
Finance costs	1,471	2	(27)	1,446
Finance income	(357)	(1,096)	27	(1,426)
Change in fair value of derivative financial instruments	72	(2,201)	71	(2,058)
Stock-based compensation	1,331	309	–	1,640
Insurance recoveries	(1,224)	–	–	(1,224)
Tax credits recoverable	(152)	–	–	(152)
Income taxes	(1,928)	–	–	(1,928)
Acquisitions costs	253	–	–	253
Non-IFRS operating loss	(4,647)	(6,569)	–	(11,216)

Year ended February 28, 2015
(Expressed in thousands of dollars)
	Nutraceutical	Cardiovascular	Neurological	Inter-segment eliminations	Total
	$	$	$	$	$
Total revenues	14,983	271	–	(184)	15,070
Non-IFRS operating loss	(22,287)	(8,506)	(2,200)	67	(32,926)
Net loss	(27,638)	(1,655)	(2,959)	2,430	(29,822)
Total assets	134,359	37,208	3,378	(75,890)	99,055
Working capital	28,830	18,020	(6,018)	–	40,832

Non-IFRS operating loss calculation
Net loss	(27,638)	(1,655)	(2,959)	2,430	(29,822)
Add (deduct):
Depreciation and amortization	1,705	2,336	325	(2,647)	1,719
Finance costs	868	3	52	(52)	871
Finance income	(483)	(1,920)	–	52	(2,351)
Change in fair value of derivative financial instruments	–	(8,824)	–	284	(8,540)
Share-based compensation	3,016	1,554	382	–	4,952
Income taxes	245	–	–	–	245
Non-IFRS operating loss	(22,287)	(8,506)	(2,200)	67	(32,926)

management discussion and analysis of the financial situation and operating results

OPERATING RESULTS
(All figures in the section are expressed in thousands of dollars)

Revenues
Total revenues for the three-month period ended February 29, 2016 amounted to $10,030, representing an increase of 149% compared to $4,021 for the three-month period ended February 28, 2015. Total revenues for the year ended February 29, 2016 amounted to $22,632, representing an increase of 50% compared to $15,070 for the year ended February 28, 2015. The increase is primarily due to revenues from Biodroga, the new business acquired in January 7, 2016.

Total revenues for the year ended February 29, 2016 include the recognition of $595 of deferred royalty revenues under a partnership agreement.

Gross Margin
Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended February 29, 2016 amounted to $3,064 compared to a loss of $5,058 for the same period in 2015. Gross margin for the year ended February 29, 2016 amounted to $4,568 compared to a loss of $8,018 for the same period in 2015.

The increase in gross margin for the three-month period ended February 29, 2016 compared to last year's corresponding period was primarily due to reduction of production costs and better efficiency in operations, and to Biodroga's contribution. The improvement in the gross margin is also related to plant ramp-up costs of $2,048 and impairment on raw material inventory of $4,043 that occurred in the three-month period ended February 28, 2015.

The increase in gross margin for the year ended February 29, 2016 compared to last year's corresponding period was primarily due to reduction of production costs and better efficiency in operations, and to Biodroga's contribution. The improvement in the gross margin is also related to plant ramp-up costs that occurred in the year ended February 28, 2015 for $5,560 compared to unallocated production overheads due to lower than expected level of production of $2,174 for the year ended February 29, 2016. The increase in gross margin is also attributable to the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the year ended February 29, 2016 compared to an inventory write-down of $6,106 for the last year's corresponding period.

Gross margin in % of total revenues improved significantly from negative 126% for the three-month period ended February 28, 2015 to positive 31% for the three-month period ended February 29, 2016. Gross margin in % of total revenues improved significantly from negative 53% for the year ended February 28, 2015 to positive 20% for the year ended February 29, 2016. The improvement in the gross margin is due to the same reasons stated above.

As the viscosity and production concerns at Neptune's Sherbrooke plant were successfully resolved during the year and the effective capacity now surpasses the original 150 metric ton, production costs were reduced and gross margin increased consequently.

Other income
An amount of $1,224 was recognized during the year ended February 29, 2016 for insurance recoveries related to the 2012 plant explosion.

An amount of $1,634 was recognized during the year ended February 28, 2015 for royalty settlement as a result of negotiations with third parties to settle infringement of the Corporation's intellectual property cases.

management discussion and analysis of the financial situation and operating results

Research and Development (R&D) Expenses
R&D expenses amounted to $1,355 in the three-month period ended February 29, 2016 compared to $2,557 for the corresponding period in 2015, a decrease of $1,202 compared to the same period in 2015. R&D expenses amounted to $6,580 in the year ended February 29, 2016 compared to $9,586 for the corresponding period in 2015, a decrease of $3,006 compared to the corresponding period in 2015.

The decrease of $1,202 in the three-month period ended February 29, 2016 is mainly attributable to a decrease in R&D expenses in the cardiovascular segment for an amount of $514 and a decrease in R&D expenses related to the plant issues of $591. That decrease is also due to tax credits recoverable of $152 that has been recorded during the three-month period ended February 29, 2016 as a result of future profitability expected from the acquisition of Biodroga. The decrease of $3,006 in the year ended February 29, 2016 is mainly attributable to a decrease in R&D expenses in the cardiovascular segment for an amount of $1,263, a decrease in stock-based compensation expense of $445, a decrease in R&D expenses in the neurological segment for an amount of $438 (as NeuroBioPharm became a non-operating entity) and a decrease in R&D expenses related to the plant issues of $591. That decrease is also due to tax credits recoverable of $152 that has been recorded during the year ended February 29, 2016.

Selling, General and Administrative (SG&A) Expenses
SG&A expenses amounted to $3,787 in the three-month period ended February 29, 2016 compared to $3,693 for the corresponding period in 2015, an increase of $94 compared to the corresponding period in 2015. SG&A expenses amounted to $14,008 in the year ended February 29, 2016 compared to $23,627 for the corresponding period in 2015, a decrease of $9,619 compared to the corresponding period in 2015.

The increase of $94 in the three-month period ended February 29, 2016 compared to last year's corresponding period is attributable to Biodroga's SG&A expenses since the acquisition, including $253 of acquisition costs. This increase is partially offset by a decrease in stock-based compensation of $357 and in marketing expenses of $320 mainly related to trade shows and publicity.

The decrease of $9,619 in the year ended February 29, 2016 compared to last year's corresponding period is mainly attributable to a decrease in stock-based compensation expense of $2,776 and to a decrease in bad debt expenses of $2,016 recognized in fiscal 2015 related to one significant customer of the Corporation. The decrease is also attributable to the reallocation of plant expenses that are now recorded in the cost of sales. As the plant was not re-opened at that time, plant expenses of $1,680 were included in selling, general and administration expenses for the fiscal 2015. The decrease in SG&A expenses is also related to a decrease in salaries and benefits of $849, a decrease in marketing expenses of $662 mainly related to trade shows and publicity, a decrease in professional and legal fees of $811 incurred in defending the Corporation's patents, a decrease in SG&A expenses in the neurological segment for an amount of $868, a decrease in training costs of $792 incurred for new employees before the restart of the plant in fiscal 2015. This decrease is partially offset by an increase in severances of $730 and by Biodroga's SG&A expenses since the acquisition.

Finance Income
Finance income amounted to $112 in the three-month period ended February 29, 2016 compared to $1,644 for the corresponding period in 2015, representing a decrease of $1,532. Finance income amounted to $1,426 in the year ended February 29, 2016 compared to $2,351 for the corresponding period in 2015, representing a decrease of $925.

The decrease of $1,532 in the three-month period ended February 29, 2016 and of $925 in the year ended February 29, 2016 are mainly attributable to a reduction of the foreign exchange gain. The foreign exchange gain is attributable to the devaluation of the Canadian dollar over the US dollar mainly on cash and short-term investment denominated in US dollars held by the Corporation.

Finance Costs
Finance costs amounted to $446 in the three-month period ended February 29, 2016 compared to $334 for the corresponding period in 2015, an increase of $112 compared to the same period in 2015. Finance costs amounted to $1,446 in the year ended February 29, 2016 compared to $871 for the corresponding period in 2015, an increase of $575 compared to the same period in 2015.

management discussion and analysis of the financial situation and operating results

The increase of $575 in the year ended February 29, 2016 is mainly attributable to the increase in interest charge on loans and borrowings that increased since the business acquisition that occurred in January 2016. The increase is also attributable to the increase in interest charge on the secured loan from Investissement Quebec, for which an amount of $4 million was received during the year ended February 28, 2015.

Change in fair value of derivative financial instruments
Change in fair value of derivative financial instruments amounted to a gain of $104 in the three-month period ended February 29, 2016 compared to a loss of $681 for the corresponding period in 2015. Change in fair value of derivative financial instruments amounted to a gain of $2,058 in the year ended February 29, 2016 compared to a gain of $8,540 for the corresponding period in 2015.

Variation in the change in fair value of derivative financial instruments is mostly attributable to the revaluation of the warrant liabilities related to Acasti's public offering warrants 2014 for which a gain of $111 was recorded in the three-month period ended February 29, 2016 compared to a loss of $681 in the three-month period ended February 28, 2015 and a gain of $2,130 was recorded in the year ended February 29, 2016 compared to a gain of $8,540 in the year ended February 28, 2015.

Income taxes
The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date.

Non-IFRS operating loss
Non-IFRS operating loss decreased by $9,471 for the three-month period ended February 29, 2016 to a non-IFRS operating loss of $493 compared to a non-IFRS operating loss of $9,964 for the three-month period ended February 28, 2015. Non-IFRS operating loss decreased by $21,710 for the year ended February 29, 2016 to a non-IFRS operating loss of $11,216 compared to a non-IFRS operating loss of $32,926 for the year ended February 28, 2015.

The reduction of the non-IFRS operating loss of $9,471 for the three-month period ended February 29, 2016 is mainly attributable to reduction of production costs and better efficiency in operations, and to Biodroga's contribution. The improvement is also related to plant ramp-up costs of $2,048 and impairment on raw material inventory of $4,043 that occurred in the three-month period ended February 28, 2015. The improvement of the non-IFRS operating loss for the three-month period ended February 29, 2016 is also attributable to a decrease in R&D expenses of $1,094.

The reduction of the non-IFRS operating loss of $21,710 for the year ended February 29, 2016 is mainly attributable to a decrease in SG&A expenses of $6,861 and in R&D expenses of $2,561, and is also impacted by the new business acquired in January 7, 2016. The improvement for the year ended February 29, 2016 is also attributable to a reduction of production costs and better efficiency in operations, and to Biodroga's contribution. In addition, the improvement is also related to plant ramp-up costs that occurred in the year ended February 28, 2015 for $5,560 compared to unallocated production overheads due to lower than expected level of production of $2,174 for the year ended February 29, 2016. Finally, the reduced loss is impacted by the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the year ended February 29, 2016 compared to an inventory write-down of $6,106 in the last year's corresponding period.

Net Loss
The Corporation realized a consolidated net loss for the three-month period ended February 29, 2016 of $379 compared to a net loss of $10,679 for the three-month period ended February 28, 2015, a reduction of $10,300 compared to the same period in 2015. The Corporation realized a consolidated net loss for the year ended February 29, 2016 of $10,830 compared to $29,822 for the year ended February 28, 2015, a reduction of $18,992 compared to the same period in 2015.

The reduction in the consolidated net loss of $10,300 for the three-month period ended February 29, 2016 is mainly attributable to the same reasons stated above for the improvement of the non-IFRS operating loss for the three-month period ended February 29, 2016, by a decrease in stock-based compensation expense of $390, by an income tax recovery of $2,046 recorded for deferred tax assets on tax losses and by the positive variation on change in fair value of derivative financial instruments of $785 in the three-month period ended February 29, 2016. This decrease is partially offset by a decrease in finance income of $1,532 related to the decrease in the foreign exchange gain.

management discussion and analysis of the financial situation and operating results

The reduction in the consolidated net loss of $18,992 for the year ended February 29, 2016 is mainly attributable to the same reasons stated above for the improvement of the non-IFRS operating loss for the year ended February 29, 2016. This decrease is also attributable to a decrease in stock-based compensation expense of $3,312 and to an income tax recovery of $2,046 recorded for deferred tax assets on tax losses. This decrease is partially offset by a decrease in finance income of $925 related to the decrease in the foreign exchange gain and by a decrease in the change in fair value gain on derivative financial instruments of $6,482.

LIQUIDITY AND CAPITAL RESOURCES
(All figures in the section are expressed in thousands of dollars)

Our operations, R&D program, capital expenditures and our acquisition are mainly financed through cash flows from operating activities and our liquidities, as well as the issuance of common shares.

The Corporation enters into interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under derivative financial instrument section in the liabilities. Under the swap with an original nominal value of $5,625, maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounted to $7,411 as of February 29, 2016.

Operating Activities
During the year ended February 29, 2016, the cash used in operating activities amounted to $11,396, compared to $22,689 for the year ended February 28, 2015. The decrease in cash flows used in operating activities for the year ended February 29, 2016 is mainly attributable to the reduction of the net loss incurred of the year ended February 29, 2016 compared to net loss of the year ended February 28, 2015, after adjustments for non-cash items, as explained in the non-IFRS operating loss section above. This decrease is offset by a large collection of other receivables in the comparative period.

Investing Activities
During the year ended February 29, 2016, except for the variation in the short-term investments generating $13,777 of cash to finance operations, the cash flow used for investing activities were for the acquisition of Biodroga ($6,880) and for acquisition of property, plant and equipment ($1,200) related to the plant and the laboratory in Sherbrooke. Last year, an amount of $17,927 was invested in property, plant and equipment for the reconstruction of the plant.

Financing Activities
During the year ended February 29, 2016, the financing activities generated $6,700 mainly from loans and borrowings of $8,342, related to the acquisition of Biodroga. During the year ended February 28, 2015, financing activities generated cash of $36,231 mainly from proceeds from a public offering of $29,505, proceeds from a private placement of $2,253 and proceeds from a loan financing of $4,429.

At February 29, 2016, the Corporation's liquidity position, consisting of cash and short-term investments, was $13,000. Of this amount, $10,470 are Acasti's funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to the nutraceutical segment. The Corporation has also restricted short-term investments of $3,000 that are pledged for the loan incurred in the acquisition of Biodroga.

The Corporation has an authorized bank line of credit of $1,800, of which $760 was available as at February 29, 2016. On April 20, 2016, the Corporation also signed a term loan of approximately $4 million with B&C (see Loan Financing of the Business Overview section).

Management believes that its available cash and short-term investments, available financing, expected gross margin on sales of product, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation's operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

management discussion and analysis of the financial situation and operating results

Should management's expectations not materialize, further financing may be required to support the Corporation's operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management's control.

FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at February 29, 2016 compared to February 28, 2015 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments
Cash	1,220	Refer to ''liquidity and capital resources''
Short-term investments	(15,846)	Maturity of investments
Trade and other receivables	3,907	Receipt of accounts receivables payments
Tax credits receivable	(1,786)	Receipt of tax credits
Prepaid expenses	552	Prepaid expenses of Biodroga
Inventories	4,736	Inventories of Biodroga
Restricted short-term investments	3,000	Financing for Biodroga's acquisition
Property, plant and equipment	(1,324)	Costs related to plant net of depreciation
Intangible assets	5,251	Biodroga's intangible assets
Goodwill	6,816	Business acquisition of Biodroga
Deferred tax assets	454	Recovery of income taxes related to taxes losses offset by deferred tax liability as part of the Biodroga acquisition
Trade and other payables	2,202	Trade and other payables of Biodroga
Advance payments and deferred revenues	(563)	Recognition of deferred revenues and settlement of advance payment agreement
Loans and borrowings	13,134	Financing for Biodroga's acquisition
Derivative warrant liability	(2,130)	Change in fair value of warrants

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from February 28, 2015.

RELATED PARTY TRANSACTIONS
(Expressed in thousands of dollars)

Transactions with key management personnel:

For the year ended February 29, 2016, a corporation controlled by the Chairman of the Board of Directors rendered consulting services, consisting of additional time serving as Chairman of the Board during an interim period of time, amounted to $30 (2015 - $50). As at February 29, 2016, the balance due to this corporation amounts to nil (2015 - $50).

During the year ended February 29, 2016, a corporation controlled by a member of the Board of Directors rendered consulting services amounting to $27 (nil in 2015). As at February 29, 2016, the balance due to this corporation amounts to nil. The Corporation granted 75,000 DSUs during the year ended February 29, 2016 in compensation for consulting services rendered by a member of the Board of Directors. Stock-based compensation recognized under this plan amounted to $129 for the year ended February 29, 2016.

management discussion and analysis of the financial situation and operating results

Refer to note 30 of the consolidated financial statements for related parties disclosures related to key management personnel compensation.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
(All figures in the section are expressed in thousands of dollars)

Derivatives over the Corporation's own equity in the amount of $151 at February 29, 2016 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

The following are the contractual maturities of financial liabilities and other contracts as at February 29, 2016:

						February 29, 2016
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$9,818	$9,818	$9,818	$–	$–	$–
Loans and borrowings*	27,879	32,278	9,016	19,103	4,101	58
Interest rate swap	37	37	29	8	–	–
Research and development contracts	–	5,358	5,358	–	–	–
Purchase obligation	–	2,271	2,271	–	–	–
Operating leases	–	3,093	685	1,156	725	527
Other agreements	–	124	124	–	–	–
	$37,734	$52,979	$27,301	$20,267	$4,826	$585
*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of February 29, 2016, Neptune was compliant with all of its borrowing covenant requirements.

The Corporation has no significant off balance sheet arrangements as at February 29, 2016, except for the following commitments.

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2018 to September 30, 2022. Minimum lease payments for the next five years are $673 in 2017, $673 in 2018, $468 in 2019, $383 in 2020, $333 in 2021 and $527 thereafter.

The Corporation also has other operating leases expiring at different dates from July 31, 2017 to July 13, 2020. Minimum lease payments under these other operating leases for the next five years are $12 in 2017, $8 in 2018, $7 in 2019, $7 in 2020 and $2 in 2021.

Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, a former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

In the normal course of business, the Corporation has signed agreements amounting to $124 with various partners and suppliers.

In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation's subsidiary initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $7,776, of which an amount of $1,967 has been paid to date. As at February 29, 2016, an amount of $451 is included in "Trade and other payables" in relation to these projects. During the year, Acasti entered into a contract to purchase research and development equipment for $2,271 to be used in the clinical and future commercial supply of CaPre®.

management discussion and analysis of the financial situation and operating results

Contingencies:
In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

A former CEO of the Corporation is claiming the payment of approximately $8,500 and the issuance of equity instruments. As the Corporation's management believes that these claims are not valid, no provision has been recognized. As of the date of this management discussion and analysis, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this officer.

The Corporation initiated arbitration against a customer that owed approximately $5 million (US$3.7 million). A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation's management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at February 29, 2016 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation's financial position or overall trends in results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the years ended February 29, 2016 and February 28, 2015, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation's most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended February 29, 2016 and February 28, 2015.

Use of Estimates and Judgment
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:
•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business;
•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation;
•	Determining that the Corporation has de facto control over its subsidiary Acasti;
•	Assessing the criteria for recognition of tax assets and investment tax credits.

management discussion and analysis of the financial situation and operating results

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•	Measurement of derivative warrant liabilities and stock-based compensation;
•	Valuation of inventories;
•	Estimating the recoverable amount of non-financial assets;
•	Determining the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business.

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Derivative warrant liabilities
The warrants forming part of the units issued from the prior year's public offering of Acasti are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation's functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation's uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Share-based compensation
The Corporation has a share-based compensation plan, which is described in note 21 to the consolidated annual financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model or a binomial option pricing model. Both these models require certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general option holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period with a corresponding increase in contributed surplus.

Inventories
The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Non-financial assets
The Corporation assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication of impairment exists, and at least on an annual basis for goodwill, the Corporation estimates the asset's recoverable amount which requires the use of judgment. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU's) fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. In determining fair value less costs to sell, an appropriate valuation model is used. Differences in estimates could affect whether non-financial assets are in fact impaired and the dollar amount of that impairment.

Business combination and goodwill
Business acquisitions are accounted for using the acquisition method as at the acquisition date, when control is transferred. On the date that control is obtained, the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired businesses are measured at fair value. Depending on the complexity of determining these valuations, the Corporation uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flow. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied.

management discussion and analysis of the financial situation and operating results

Income tax
The Corporation is required to make an assessment of whether deferred tax asset or liability has to be recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

New standards and interpretations not yet adopted:

Financial instruments:
On July 24, 2014 the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new "expected credit loss" model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Revenue:
On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Leases:
In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company's statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on March 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators' National Instrument 52-109, we have filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer ("CEO") and Mr. Mario Paradis, in his capacity as Chief Financial Officer ("CFO") that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

management discussion and analysis of the financial situation and operating results

Disclosure controls and procedures (DC&P)

Management of Neptune, including the CEO and the CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that material information relating to the Corporation has been made known to them and that information required to be disclosed in the Corporation's filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective as of February 29, 2016.

Internal controls over financial reporting (ICFR)

The CEO and the CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of February 29, 2016, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

Limitation on scope of design

The Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude Biodroga as allowed by National Instrument 52-109 and in accordance with practices accepted by the Autorités des Marchés Financiers.

The table below presents the summary financial information included in the Corporation's Consolidated Financial Statements for the excluded acquired business:

Biodroga Selected financial information from the statement of earnings (in thousands of dollars)	January 7 - February 29, 2016

Total revenues	$5,229
Operating profit (1)	608
(1) Excludes acquisition related costs incurred.

Biodroga Selected financial information from the statement of financial position (in thousands of dollars)	As at February 29, 2016

Total current assets	$10,507
Total non-current assets	14,265
Total current liabilities	8,513
Total non-current liabilities	9,654

management discussion and analysis of the financial situation and operating results

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading "Risk Factors" in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risks related to Neptune's history of net losses and inability to achieve profitability to date;
•	the risks related to the Corporation's needs for additional funding to maintain our operations;
•	the risk that Neptune may be unable to manage its growth efficiently;
•	the risk that Neptune may be unable to further penetrate core or new markets;
•	the risk related to rapid technological change and competition in the industry;
•	the risk related to Neptune's success that depends largely on the continued sales of the principal products;
•	the risk that Neptune is reliant on a limited number of distributors and significant concentration of accounts receivables;
•	the risk related to disruptions in Neptune's manufacturing system that could adversely affect Neptune's sales and customer relationships;
•	the risk that Neptune may be unable to attract, hire and retain skilled labor, key management and personnel;
•	the risk that insurance coverage may not be sufficient to cover losses Neptune may occur;
•	the risk that Neptune's risk management methods are not effective;
•	the risk related to Neptune's reliance on third parties suppliers, contract manufacturers and distributors;
•	the risk that Neptune may incur material product liability claims;
•	the risk that Neptune may experience product recalls;
•	the risk that environmental and health and safety laws and regulations may increase Neptune's cost of operations or may expose Neptune to environmental liabilities;
•	the risk that Neptune may be unable to achieve its publicly announced milestones on time;
•	the risk that Neptune could lose its control of Acasti;
•	the risk related to the success of current and future clinical trials of Acasti;
•	the risk that additional claims relating to the incident at the plant may be brought against Neptune;
•	the risk that Neptune may be negatively impacted by the value of the intangible assets;
•	the risk that Neptune may be unable secure and defend its intellectual property rights;
•	the risk related to significant government regulations and legislative or regulatory reform of the health care system;
•	the risks related to the fact that the Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future;
•	the risk of change in consumer market demand; and
•	the risk of new competitive entrance.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation's business, financial condition, liquidity, results of operation and prospects.

Risks related to financial instruments
(All figures in the section are expressed in thousands of dollars)

This section provides disclosures relating to the nature and extent of the Corporation's exposure to risks arising from financial instruments, including credit risk, currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

Credit risk:
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash and short-term investments and restricted short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

management discussion and analysis of the financial situation and operating results

Most sales' payment terms are set in accordance with industry practice. As at February 29, 2016, one customer accounted for 11.4% of total trade accounts included in trade and other receivables. As at February 28, 2015, four customers accounted for respectively 19.9%, 19.2%, 18.9% and 18.3% of total trade accounts included in trade and other receivables.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation's credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Currency risk:
The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 66% (2015: 54%) of the Corporation's revenues are in US dollars and 18% (2015: 22%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar, the Euro, and the AUD in relation to the Canadian dollar.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 29, 2016 and 2015.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

management discussion and analysis of the financial situation and operating results

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting (see ''Liquidity and Capital Resources'' for more details).

Liquidity risk:
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 28 of the consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

Derivatives over the Corporation's own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at May 25, 2016, the total number of common shares issued by the Corporation and outstanding is 77,945,548 and Corporation common shares were being traded on the TSX under the symbol "NTB" and on NASDAQ Capital Market under the symbol "NEPT". There are also 779,520 Neptune warrants, 4,430,127 Neptune options and 75,000 Neptune deferred share units. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 175,125 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation), 161,654 Series 9 warrants and 886,151 options outstanding at this date. Each Series 9 warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury of Acasti. Information about Acasti call-options, options and warrants of Acasti reflect the reverse stock split that occurred on October 14, 2015.